UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)1

                          Koll Real Estate Group, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
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                         (Title of Class of Securities)

                                    500434105
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                                 (Cusip Number)

                                 Daniel R. Tisch
                              Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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1The remainder of this cover page shall be filled out for a reporting  persons's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).


                                Page 1 of 5 Pages

                                  SCHEDULE 13D


CUSIP No.       500434105                         Page    2    of   5   Pages
               -----------                               ---       ---


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) []
                                                                  (b)  X

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                               []


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
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                              7    SOLE VOTING POWER
        NUMBER OF
                                   3,162,500
         SHARES               --------------------------------------------------
                              8    SHARED VOTING POWER
      BENEFICIALLY
                                   0
        OWNED BY              --------------------------------------------------
                              9    SOLE DOSPOSITIVE POWER
          EACH
                                   3,162,500
        REPORTING             --------------------------------------------------
                              10   SHARED DISPOOSITIVE POWER
         PERSON
                                   0
          WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,162,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  []


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
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14   TYPE OF REPORTING PERSON*

     PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on June 13, 1994 (the "Schedule 13D") as amended by Amendments dated December 6, 1994 and August 3, 1995, by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the Class A Common Stock, par value $.05 per share (the "Shares"), of Koll Real Estate Group Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the
Schedule 13D.

     Item 5. Interest in Securities of the Issuer.
     ---------------------------------------------

     The information set forth in Item 5 ("Interest in Securities of the Issuer") of the Schedule 13D is hereby amended and supplemented by adding the following information to the respective paragraphs thereof.

     (a) As of the close of business on November 1, 1996, the Partnership beneficially owns an aggregate of 3,162,500 Shares, including 530,000 Shares owned directly by the Partnership and 2,632,500 shares of Preferred Stock owned directly by the Partnership which became convertible into Shares on July 16, 1994. The Shares and Preferred Stock beneficially owned by the Partnership are approximately 6.2% of the Shares outstanding on August 1, 1996, including for purposes of this calculation 48,462,791 Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the Commission and dated August 1, 1996 and, pursuant to Securities and Exchange Commission Rule 13d-3(d)(1)(i), 17 C.F.R. ss. 240.13d-3(d)(1)(i), the Preferred Stock owned by the Partnership.

     (c) Transactions in the Shares and the Preferred Stock in the past 60 days by the Partnership are set forth on Schedule A attached hereto and hereby incorporated herein by reference. Except for such transactions, no other transactions in the Shares or the Preferred Stock have been effected during the past sixty days by the Partnership or, to its best knowledge, any Control Person.

                                Page 3 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: November 4, 1996

                                        MENTOR PARTNERS, L.P.

                                        By: /s/Daniel R. Tisch
                                            ------------------
                                            Daniel R. Tisch
                                            Authorized Signature


                                Page 4 of 5 Pages

                                   SCHEDULE A2



Transaction                                                           Price per
Date                Security       Purchase/Sale       No. Shares     Share3
-----------         --------       -------------       ----------     ---------
10/31/96            Pfrd Stock         Sale              460,000      $.2677

11/1/96             Pfrd Stock         Sale                7,500      $.2813




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2    The transaction was effected over the National  Association of Securities
Dealer Automated Quotation System.

3    Exclusive of commissions, if any.

                                Page 5 of 5 Pages